United States securities and exchange commission logo





                              November 17, 2023

       Andrew Milgram
       Chief Executive Officer
       Marblegate Capital Corp
       411 Theodore Fremd Avenue
       Suite 206S
       Rye, New York 10580

                                                        Re: Marblegate Capital
Corp
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-4
                                                            Submitted October
25, 2023
                                                            CIK No. 0001965052

       Dear Andrew Milgram:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form S-4

       General

   1. Please note that we continue to consider your accounting policies detailed in your prior responses and
disclosure related to your application of ASC 946 and may have further comments.
   2. In your June 30, 2023 response, with respect to the Section 3(c)(5)(A) analysis, please provide additional
support (including references to prior staff positions involving taxicab medallions and
legislative history) for your assertion that making (and acquiring) loans to parties who are
purchasers of taxicab medallions represents the sales price of merchandise, insurance,
or services. With respect to the Section 3(c)(5)(B) analysis, please provide
additional support (including references to prior staff positions involving
 Andrew Milgram
FirstName
MarblegateLastNameAndrew  Milgram
           Capital Corp
Comapany 17,
November  NameMarblegate
              2023        Capital Corp
November
Page 2    17, 2023 Page 2
FirstName LastName
         taxicab medallions and legislative history) for your assertion that making (and acquiring)
         loans to parties who are purchasers of taxicab medallions constitutes making loans to manufacturers, wholesalers, and retailers of (or prospective purchases of), specified merchandise, insurance, or services.
3. We note your response to prior comment 22. Please revise the last Q&A on page 21, pages 76-78 and where appropriate to more clearly and prominently indicate, if true, that both parties to the proposed transaction are affiliated with each other through relationships of the principal executive officers. Revised disclosure should clarify the actual existence and potential impact of these relationships instead of indicating that the parties "may"
         have conflicts of interest.
Summary, page 26

4. We note your revised disclosure and response to prior comment 5. Please revise to clarify the ownership of medallions as compared to the ownership of loans related to medallions, including the entity or entities that own the medallions to be leased to Septuagint or another entity or sold. Revise here and Management's Discussion and Analysis to clarify the extent to which the business is expected to increasingly relate to the ownership, lease or other activities with medallions instead of interest income from loans.
Risk Factors, page 57

5. We note that the Second Extension Meeting resulted in a January 5, 2024 consummation deadline. Given the passage of time, please revise the first risk factor on page 88 or where appropriate to highlight the risk that, depending on the number of redemptions in any future extension and the merger itself, the business may have insufficient liquidity after consummation. Include quantitative and qualitative disclosure regarding the amount remaining in the trust account and the amount that may be available assuming different ranges of redemptions.
Owned Medallions - Fleet and Leasing, page 182

6. Please revise to disclose the number of medallions leased at each period end presented.
7. Please revise to disclose the amount of medallion lease payments and vehicle guaranty payments deferred for each period presented due to the payment holiday.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
DePalma, page 189

8. Please refer to prior comment 14. Please revise to provide additional discussion regarding the underlying reasons for material changes in financial condition and not simply a recitation of financial statements in narrative form. For example,
explain why DePalma I   s
         investments decreased and DePalma II   s investments increased during
2023.
9. Please refer to prior comment 26. We continue to believe that your activities with and
 Andrew Milgram
FirstName
MarblegateLastNameAndrew  Milgram
           Capital Corp
Comapany 17,
November  NameMarblegate
              2023        Capital Corp
November
Page 3    17, 2023 Page 3
FirstName LastName
         uncertainties related to Septuagint are reasonably likely to have a material effect on
         DePalma II   s financial results and trends. Therefore, please provide
summarized financial
         information of its assets, liabilities and results of operations for the periods presented.
10. We note the revised disclosure on page 182 quantifying the debt service payments from the original MRP program. Please revise here to summarize the payments from the original and subsequent MRP programs, quantify the approximate amount of debt service payments received attributable to both, and quantify the approximate percentage that are delinquent. Clarify the reasons for material trends.
Fair Value Measurements, page 209

11. We note your disclosure here that the discount rate for MRP+ loans is applied to the unpaid principal balance guaranteed by the City of New York under the MRP+ program and your disclosure on page 181 that New York City agreed to provide a City-backed deficiency guarantee of the post-restructuring unpaid principal value of MRP+ loans up to
         $170,000 per medallion. We also note your disclosure in the risk factor on page 60 that appears to indicate that the City of New York does not guarantee repayment of MRP+
         loans. Please revise your disclosure here and related disclosure throughout to more clearly describe whether the City of New York guarantees up to $170,000 in UPB on MRP+
         loans.
12. We note your disclosure that the market approach used to estimate the NYC medallion price in the fair value measurement of non-MRP+ loans includes the amount per medallion backstopped by New York City per the MRP+ Program. Please revise to clarify if the amount per medallion backstopped is also used to measure the fair value of NYC medallions for DePalma II.
13. In your response to comment 37 in your September 8, 2023 Response Letter, you indicate
         that    The leased medallions to Septuagint were not considered as a factor in determining
         the fair value of medallions, Non-MRP+ loans, or MRP+ loans. Considering this information, please revise to clarify the disclosure on page 213 that states that the market approach used to estimate the NYC medallion price in the fair value measurement of NYC
         taxi medallions includes    market lease values for medallions.
14. Please refer to prior comment 19 where you discuss why you do not believe the current
         TLC transfer data represents orderly transaction data between fully informed parties
         transacting on an arm   s-length basis. Please respond to the
following:

                You state that TLC data is self-reported by transaction participants and is therefore non-verifiable and on page 176 you state that because the data is self-reported it is therefore imprecise. However, in your disclosure on page 176, you also state that the new owner must register the medallion in its name with the TLC in order for the medallion to be deployed, and in connection with the registration, the transferor and transferee also report to the TLC the sale price and manner of medallion acquisition. In light of the fact that both the transferee and transferor have to report
 Andrew Milgram
FirstName
MarblegateLastNameAndrew  Milgram
           Capital Corp
Comapany 17,
November  NameMarblegate
              2023        Capital Corp
November
Page 4    17, 2023 Page 4
FirstName LastName
              this information to the TLC, tell us why you believe this data is imprecise.

                Tell us whether you considered obtaining quotes or other information from brokers or your third-party servicer to substantiate whether the medallion transfers reported to the TLC were orderly transactions.

                Tell us whether you believe the current TLC transfer data is a Level 2 input under
              ASC 820. If not, please tell us why and what information would be necessary for the
              TLC transfer data to be considered a Level 2 input.

                Tell us how you determined that market participants do not have appropriate access to financing. Additionally, tell us why you believe that if certain market participants do not have appropriate access to financing, medallion transfers in recent periods do not meet the definition of an orderly transaction in ASC 820.

                Tell us any other information you believe supports your assertion that recent prices reported by the TLC do not represent orderly transactions based on the definition of an orderly transaction and other guidance in ASC 820.

                You state in your response that over the last 12 months, TLC-transfer data for unrestricted medallions (excluding estate sales, foreclosures and other non-market based transactions) has reflected a per-medallion value between $62,500 and
              $190,000 and that you believe the higher range is more indicative orderly transactions. We also note your disclosure on page 175 of the average, maximum and minimum amounts of NYC taxi medallions based on open market sales. Please tell us your consideration of the use of the median of this data as one of the inputs considered for your fair value measurement or related disclosure on page 175 given the wide range between the minimum and maximum.
15. We note your disclosure on page 176 that medallions are typically sold either through a negotiated transaction, often using TLC-licensed brokers, or at a foreclosure auction.
         Please tell us whether you considered obtaining quotes from TLC-licensed brokers or from your third-party servicer as an input to your fair value methodology. If not, please tell us why.
16. We note your disclosure on page 178 that because MRP+ participating borrowers may still default on their payment following the restructuring into a MRP+ loan, you may ultimately decide to foreclose on medallions securing such loans pursuant to the terms of the MRP+, and to the extent there is a deficiency as a result of foreclosure, funds from the
         Reserve Fund will be used to pay you the amount of any deficiency. Please respond to the following:

                Please disclose the terms of the MRP+ program that describe when you may foreclose on the MRP+ loan.
 Andrew Milgram
Marblegate Capital Corp
November 17, 2023
Page 5
                Please revise to disclose the number of MRP+ loans you have foreclosed upon in each period presented.

                We note your disclosure on page 179 that as of June 30, 2023, approximately 22% of your MRP+ loans were delinquent and that all delinquent loans outside of their grace period had regular payments being made out of the Reserve Fund. In light of the significant level of delinquencies so recently after the program was effective
              (November 2022), please describe the process by which you evaluate the level of capacity of the Reserve Fund and how you evaluate the potential impact to loan values as the Reserve Funds are depleted and the risk that the reserve fund will not be replenished.


        Please contact Michael Volley at 202-551-3437 or Amit Pande, Accounting Branch
Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or James Lopez, Office Chief, at 202-551-3536 with any other questions.



FirstName LastNameAndrew Milgram                               Sincerely,
Comapany NameMarblegate Capital Corp
                                                               Division of
Corporation Finance
November 17, 2023 Page 5                                       Office of
Finance
FirstName LastName